April 23, 2008

VIA – Facsimile (202)772-9202
Office of Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E. Mail Stop 5546
Washington, DC  20549-5546

RE:           International Shipholding Corporation (“the company”)
Commission File No. 001-10852

Dear Ms. Dorsey:

By letter dated April 8, 2008 from the Office of Chief Accountant to International Shipholding Corporation (“the company”), the company was requested to amend its 2007 Form 10-K to include audited financial statements of BCH for 2005 and unaudited financial statements for 2006. In addition, your office has requested that the company reconsider its original conclusions surrounding the effectiveness of the company’s disclosure controls and procedures as of December 31, 2007.

In response to the suggestion in your April 8 letter, the company has reconsidered its original conclusions regarding the effectiveness of our disclosure controls and procedures as of December 31, 2007.  Following this re-assessment, the company has re-affirmed its prior conclusion that its disclosure controls and procedures were effective as of such date.  We propose to describe this re-assessment and re-affirmation in our upcoming 10K/A filing, as well as the basis for such re-affirmation.  Attached is our proposed 10K/A disclosure, which includes an undertaking to confer with the Commission’s staff if we are presented in the future with similar Regulation S-X questions regarding our equity investees.

Subject to input from your office, the company intends to file its 10K/A no later than June 30, 2008 in order to incorporate the above-referenced financial statements of BCH and the enclosed draft disclosure with its required filing of its foreign owned unconsolidated subsidiary, Dry Bulk Cape Holding, Inc., under Regulation S-X 3-09. We do not believe our investors will be significantly affected by this short delay, which will save us time and money.

Sincerely,

INTERNATIONAL SHIPHOLDING CORPORATION

                                /s/ Manuel G. Estrada

Manuel G. Estrada
Vice President and Chief Financial Officer